Exhibit 12.1
DINE BRANDS GLOBAL, INC.
Computation of Debt Service Coverage Ratio for the Trailing Twelve Months Ended September 30, 2018 and Leverage Ratio as of September 30, 2018.
(In thousands, except ratios)

Leverage Ratio Calculation:
Indebtedness, net (1)	$1,285,374
Covenant Adjusted EBITDA(1)	242,437
Leverage Ratio	5.30
Debt Service Coverage Ratio (DSCR) Calculation:
Net Cash Flow (1)	$280,270
Debt Service (1)	69,724
DSCR	4.02

(1)
Definitions of all components used in calculating the above ratios are found in the Series 2018-1 Supplement dated September 5, 2018 to the Base Indenture dated September 30, 2014, filed as Exhibit 4.1 to our Current Report on Form 8-K filed on September 6, 2018 and the Base Indenture and the related Series 2014-1 Supplement to the Base Indenture, dated September 30, 2014, filed as Exhibits 4.1 and 4.2, respectively, to our Current Report on Form 8-K filed on October 3, 2014.